EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited)

(in thousands, except share and per share data)

	2005	2004	2003
Net income	$22,549	$9,958	$3,992

Net income per share — Basic:

Weighted average common shares — Basic	20,984,688	17,824,708	17,577,335

Net income per share — Basic	$1.07	$0.56	$0.23

Net income per share — Diluted:

Shares used in this computation:
Weighted average common shares — Basic	20,984,688	17,824,708	17,577,335
Dilutive effect of shares under employee stock plans	247,670	925,185	1,107,116
Weighted average restricted shares granted	21,425	—	—

Weighted average common shares — Diluted	21,253,783	18,749,893	18,684,451

Net income per share — Diluted	$1.06	$0.53	$0.21